UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 2, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Lowe’s 401(k) Plan

Table of Contents

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available For Benefits as of February 2, 2007 and February 3, 2006	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended February 2, 2007 and February 3, 2006	5

Notes to Financial Statements as of and for the Years Ended February 2, 2007 and February 3, 2006	6-10

Supplemental Schedule as of February 2, 2007

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit Index	13

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in
Lowe’s 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of February 2, 2007 and February 3, 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 2, 2007 and February 3, 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina

July 31, 2007

LOWE’S 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 2, 2007 AND FEBRUARY 3, 2006

	FEBRUARY 2, 2007	FEBRUARY 3, 2006
ASSETS
Cash	$392,096	$-
Participant-directed investments at fair value (Notes 1, 2, 3, 4, and 6)	2,779,634,471	2,590,031,919
Receivables:
Employer contributions	-	83,820,216
Participant contributions	-	1,707
Accrued interest and dividends	440,990	432,097
Due from broker for securities sold	3,267,695	-
Total receivables	3,708,685	84,254,020

Total assets	2,783,735,252	2,674,285,939

LIABILITIES
Due to broker for securities purchased	275,533	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,783,459,719	2,674,285,939

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 4)	3,139,520	2,361,441

NET ASSETS AVAILABLE FOR BENEFITS	$2,786,599,239	$2,676,647,380

See accompanying notes to financial statements.

LOWE’S 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED FEBRUARY 2, 2007 AND FEBRUARY 3, 2006

	FEBRUARY 2, 2007	FEBRUARY 3, 2006
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$182,889,534	$263,921,337
Interest	5,460,781	4,800,687
Dividends (Note 6)	29,625,972	16,812,915
Total investment income	217,976,287	285,534,939

Contributions (Note 1):
Employer contributions	44,087,480	121,915,019
Participant contributions	163,851,148	138,335,338
Total contributions	207,938,628	260,250,357

Total additions	425,914,915	545,785,296

DEDUCTIONS:
Benefits paid to participants (Note 1)	(315,962,114)	(422,865,258)
Administrative expenses (Note 6)	(942)	(1,525)

Total deductions	(315,963,056)	(422,866,783)

NET INCREASE	109,951,859	122,918,513

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,676,647,380	2,553,728,867
End of year	$2,786,599,239	$2,676,647,380

See accompanying notes to financial statements.

LOWE’S 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED FEBRUARY 2, 2007 AND FEBRUARY 3, 2006

 1. DESCRIPTION OF THE PLAN

The following description of the Lowe's 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the “Plan Sponsor”) who have completed 90 days of continuous service. The Compensation Committee of the Board of Directors (the “Board”) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Sponsor’s Board of Directors approved a 2-for-1 stock split of its common stock on May 25, 2006. The stock split was effective on June 30, 2006 to shareholders of record on June 16, 2006. All prior period common share amounts presented herein have been adjusted to reflect the 2-for-1 stock split.

Contributions: Each year, participants may contribute from 1% to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations. The baseline matching contribution (the “Baseline Match”) under the Plan is as follows: the first 1% contributed is matched by the Plan Sponsor at the rate of 100% and the next 5% of contributions are matched at a rate of 25% after the first anniversary of the participant’s date of hire. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Performance Matching: The Plan also provides for a performance matching contribution (the “Performance Match”) in addition to the above-mentioned Baseline Match for Plan participants with three or more years of service and who are actively employed on the last day of the fiscal year for which the Performance Match is being determined. The match amount is determined based on growth in the Plan Sponsor’s net earnings before taxes from the prior fiscal year. Eligible participants could receive as much as 350% of their Baseline Match based on earnings growth. The Performance Match is contributed on the second Monday of April each year. There was no Performance Match for the 2006 Plan year as the Plan Sponsor did not meet its performance objectives. The Performance Match for the 2005 Plan year to all eligible participants totaled approximately $84 million.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: All participants are 100% vested in the Plan at all times.

Investments: The 13 investment options to which participants may direct their contributions include one fixed income fund, three lifestyle funds, two small-cap funds, two mid-cap funds, three large-cap funds, one international fund, and a Lowe’s Companies, Inc. stock fund. In addition, the Plan invests excess cash in a short-term money market fund.

Payment of Benefits: On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant’s vested account.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship. Such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor. Participants who have attained age 59½ are entitled to a one time in-service withdrawal of their accumulated balance.

The Plan allows for a one-time, in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the “ESOP”) who have attained 20 or more years of service with the Plan Sponsor. The ESOP was merged into the Plan effective September 13, 2002. Eligible participants may withdraw 50% of their former ESOP account balance by requesting a distribution through the Lowe’s 401(k) Action Line. The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year: The Plan year coincides with the fiscal year of the Plan Sponsor, which ends on the Friday nearest the end of January. The fiscal year ended February 2, 2007 had 52 weeks. The fiscal year ended February 3, 2006 had 53 weeks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance: Effective February 4, 2006, the Plan retroactively adopted Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” As required by the FSP, the fully benefit-responsive investment contract is reported at fair value in the Statements of Net Assets Available for Benefits, with an additional line item to adjust fair value to contract value. The adoption of the FSP did not impact the amount of net assets available for benefits at February 2, 2007 or February 3, 2006. The Statement of Changes in Net Assets Available for Benefits is presented on a contract basis and was not impacted by the FSP.

Investment Valuation and Income Recognition: Investments are stated at fair value. Investments in common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges. Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Money market funds are valued at cost plus accrued interest, which approximates fair value. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. The fair value of the contract is determined based on the net asset values of the Fund portfolios (“Fund”).

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment management expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits: Benefits are recorded when paid.

Administrative Expenses: As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits as of February 2, 2007 and February 3, 2006:

	February 2, 2007	February 3, 2006
Lowe's Companies, Inc. common stock 67,254,050 and 69,848,826 shares, respectively	$2,296,725,808	$2,218,392,362

During fiscal years ended February 2, 2007 and February 3, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $182,889,534 and $263,921,337, respectively, as follows:

	Year Ended February 2, 2007	Year Ended February 3, 2006
Lowe’s Companies, Inc. common stock	$157,327,758	$247,391,948
American Century - Twentieth Century Int’l Growth Fund	3,854,769	1,897,893
American Century Capital Portfolios, Inc. Value Fund	2,339,531	(764,804)
American Century Ultra Fund Int.	(200,654)	78,434
Fidelity Equity Income Fund	3,985,296	1,219,670
Fidelity Magellan Fund	-	(168,350)
Franklin Value Investors Trust Balance Sheet Investment Fund	4,147,663	4,545,769
Safeco Growth Fund	(2,254,242)	2,173,678
T Rowe Price Mid Cap Growth	(93,327)	2,162,777
Vanguard 500 Index FD Admiral	7,356,736	2,749,491
Vanguard Life Strategy Fund Conservative Growth Fund	1,062,601	341,076
Vanguard Life Strategy Moderate Growth Portfolio	2,308,392	955,097
Vanguard Life Strategy Growth Fund	3,055,011	1,338,658

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$182,889,534	$263,921,337

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a contract with Metropolitan Life Insurance Company ("MetLife"). MetLife maintains contributions in a general account, which is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. The contract is fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The interest rate credited to participants (“participant rate”) is adjusted annually on February 1 by MetLife after considering the current market value of the underlying Funds, the anticipated market rates of the Funds’ investments, expected payments into and out of the Fund, the amortization of any differences between market value and guaranteed value, and the anticipated expenses. The participant rate will track current market rates (“market rate”) on a trailing basis, but may be no less than 0%. The participant rates were 4.45% and 4.20% for the years ended February 2, 2007 and February 3, 2006, respectively. The market rates earned by the contract’s investments were 3.71% and 2.07% for the years ended February 2, 2007 and February 3, 2006, respectively.

Both the Plan and MetLife have the right to cancel the contract under certain circumstances. In general, either party must provide 30-60 days notice unless cancellation is due to non-performance. Upon termination, the Plan has the option to be paid its share of the market value of the underlying investments or guaranteed value. If the Plan selects the market value option, MetLife may elect to pay the market value in monthly installments of no less than $10 million, depending on whether in MetLife’s judgment there would be an adverse impact to other participants in the Fund. If the Plan selects the guaranteed value option, MetLife will invest the market value of the Funds in a benefit-responsive interest contract with a term of no more than six years, depending on the difference between market and guaranteed values.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

One of the Plan’s investments represents a money market fund managed by State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return on each fund. Fees paid by the Plan for overdraft expenses totaled $942 and $1,525 for the years ended February 2, 2007 and February 3, 2006, respectively.

At February 2, 2007 and February 3, 2006, the Plan held 67,254,050 and 69,848,826 shares, respectively, of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $567,705,397 and $500,696,751, respectively. During the years ended February 2, 2007 and February 3, 2006, the Plan recorded dividend income of $12,422,510 and $8,027,114, respectively, from these shares.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 20, 2004, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. OVERDRAFT TRANSFERS

State Street is authorized to transfer funds from the respective employee funds in order to avoid overdrafts, which occur when money needs to be transferred out of the Plan to comply with participant investment elections. The transfers are invested in the State Street Bank Short-term Fund. Any interest earned while investing in the State Street Bank Short-term Fund is transferred to the respective employee funds.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of February 2, 2007 and February 3, 2006:

	Year Ended February 2, 2007	Year Ended February 3, 2006
NET ASSETS AVAILABLE FOR BENEFITS:
Participant-directed investments at fair value	$2,779,634,471	$2,590,031,919
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 4)	3,139,520	2,361,441
TOTAL INVESTMENTS (CURRENT VALUE COLUMN) PER FORM 5500 SCHEDULE OF ASSETS	$2,782,773,991	$2,592,393,360

10. SUBSEQUENT EVENT

Subsequent to the Plan year-end, the Board approved several changes to the Plan for the Fiscal 2007 Plan year. The changes impact participant eligibility, contributions to the Plan, the Performance Match and the Plan year.

Participant Eligibility: Effective May 5, 2007, employees of the Plan Sponsor will be eligible to participate in the Plan after 180 days of continuous service.

Contributions: Effective May 5, 2007, the Baseline Match was changed as follows: the first 3% contributed is matched by the Plan Sponsor at the rate of 100%; the next 2% contributed is matched at the rate of 50%; and the next 1% contributed is matched at a rate of 25%. Participants who contribute at least 6% will receive the maximum Baseline Match contribution of 4.25%.

Performance Matching: Effective for the Plan years after 2006, the Performance Match has been discontinued.

Plan Year: Effective February 3, 2007, the Plan year was changed to coincide with the calendar year-end. The 2007 Plan year will therefore be February 3, 2007 to December 31, 2007. Thereafter, the Plan year will be January 1 to December 31.

LOWE’S 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF FEBRUARY 2, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Lowe’s Companies, Inc.	Common Stock	**	$2,296,725,808

* State Street Bank	Short Term Investment - Money Market Type Fund		11,095,432

Metropolitan Life Insurance Company, #25066	Annuity Contract	**	110,798,560

American Century - Twentieth Century International Growth Fund	Mutual Fund	**	30,050,705

American Century Capital Portfolios,Inc. Value Fund	Mutual Fund	**	32,304,552

American Century Ultra Fund Int.	Mutual Fund	**	3,829,203

Fidelity Equity Income Fund	Mutual Fund	**	44,853,663

Franklin Value Investors Trust Balance Sheet Investment Fund	Mutual Fund	**	66,148,032

Safeco Growth Fund	Mutual Fund	**	20,688,036

T Rowe Price Mid Cap Growth	Mutual Fund	**	31,001,232

Vanguard 500 Index FD Admiral	Mutual Fund	**	60,591,472

Vanguard Life Strategy Fund Conservative Growth Fund	Mutual Fund	**	17,827,011

Vanguard Life StrategyModerate Growth Portfolio	Mutual Fund	**	27,936,161

Vanguard Life Strategy Growth Fund	Mutual Fund	**	28,924,124

TOTAL INVESTMENTS			$2,782,773,991

* Permitted party-in-interest
** Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

July 31, 2007	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

 EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP